UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: November 14, 2014
MAG Silver Corp.
(SEC File No. 0-50437)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
Address of Principal Executive Office

The registrant files annual reports under cover:     Form 20-F ☐         Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes ☐         No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in  connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ending September 30, 2014
99.2	Management’s Discussion and Analysis for the period ending September 30, 2014
99.3	Form 52-109F2 CEO Certification of Interim Filings
99.4	Form 52-109F2 CFO Certification of Interim Filings
99.5	News Release dated November 14, 2014

MAG Silver Corp.

Date: November 14, 2014	“George Paspalas”
GEORGE PASPALAS
President & CEO